EXHIBIT 11

THE INTERPUBLIC GROUP OF COMPANIES, INC.
COMPUTATION OF EARNINGS PER SHARE
(Dollars in Thousands Except Per Share Data)
Year Ended December 31

	2000	1999	1998	1997	1996
BASIC:
Net income	$420,261	$359,509	$374,174	$168,674	$262,337
Weighted average number of common shares outstanding	359,615,126	351,966,488	346,908,503	333,764,150	333,001,925
Net income per share - Basic	$1.17	$1.02	$1.08	$ .51	$ .79

DILUTED:
Net income	$420,261	$359,509	$374,174	$168,684	$262,314
After tax interest savings on assumed conversion of subordinated debentures(1)(2)(3)(4)	--	--	--	--	--
Dividends paid net of related income tax applicable to the Restricted Stock Plan	666	631	541	447	384
Net income, as adjusted	$420,927	$360,140	$374,715	$169,131	$262,698

Weighted average number of common shares outstanding	359,615,126	351,966,488	346,908,503	333,764,150	333,001,925

Assumed conversion of subordinated debentures(1)(2)(3)(4)	--	--	5,321	--	--
Weighted average number of incremental shares in connection with assumed exercise of stock options	7,568,272	9,129,110	9,029,393	8,176,116	5,899,086
Weighted average number of incremental shares in connection with the Restricted Stock Plan	3,393,666	3,536,805	3,453,838	3,277,294	3,211,128
Total	370,577,064	364,632,403	359,397,055	345,217,560	342,112,139

Diluted earnings per share data:
Net income per share - diluted	$1.14	$0.99	$1.04	$ .49	$ .77

All data for prior periods have been adjusted for the two-for-one stock split effective July 15, 1999.
(1)	The computation of diluted EPS for 2000 and 1999 excludes the assumed conversion of the 1.87% and 1.80% Convertible Subordinated Notes due 2006 and 2004, respectively, because they were antidilutive.

(2)	The computation of diluted EPS for 1998, 1997 and 1996 excludes the assumed conversion of the 1.80% Convertible Subordinated Notes due 2004 because they were antidilutive.

(3)

In the fourth quarter of 1997, the Company redeemed its 3 3/4 % Convertible Subordinated Debentures due 2002. Substantially all of the outstanding debentures were converted into approximately 4.3 million shares of the Company's common stock.

(4)	The computation of diluted EPS for 1997 and 1996 excludes the assumed conversion of the 3 3/4% Convertible Subordinated Debentures due 2002 because they were antidilutive.